Exhibit 21

Subsidiaries of Atrion Corporation
As of December 31, 2010

Subsidiary	State of Incorporation	Ownership

Atrion Medical Products, Inc.	Delaware	100%

Halkey-Roberts Corporation	Delaware	100%

Quest Medical, Inc.	Texas	100%

AlaTenn Pipeline Company LLC	Alabama	100%

Atrion Leasing Company LLC	Alabama	100%